UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

U Power Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G9520U116

(CUSIP Number)

June 17, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9520U116	Page 2 of 7

1.	Names of Reporting Persons Big Benefit Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 419,289*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 419,289*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,289*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.03%**
12.	Type of Reporting Person FI

*	Represents 419,289 Class A ordinary shares indirectly held by On Kiu Chow through Big Benefit Ltd. On Kiu Chow is the sole shareholder of Big Benefit Ltd.
**	Percentage of class is calculated based on 2,790,000 Class A ordinary shares outstanding as of October 11, 2024, which information was provided by the Issuer to the Reporting Person on October 11, 2024. Given that as of October 11, 2024, the Issuer has 2,790,000 Class A ordinary shares, each entitled to one vote, and 588,188 Class B ordinary shares, each entitled to 20 votes, the Reporting Person holds 2.88% of the total voting power of the Issuer.

CUSIP No. G9520U116	Page 3 of 7

1.	Names of Reporting Persons On Kiu Chow
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 419,289*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 419,289*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,289*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.03%**
12.	Type of Reporting Person IN

*	Represents 419,289 Class A ordinary shares indirectly held by On Kiu Chow through Big Benefit Ltd.
**	Percentage of class is calculated based on 2,790,000 Class A ordinary shares outstanding as of October 11, 2024, which information was provided by the Issuer to the Reporting Person on October 11, 2024. Given that as of October 11, 2024, the Issuer has 2,790,000 Class A ordinary shares, each entitled to one vote, and 588,188 Class B ordinary shares, each entitled to 20 votes, the Reporting Person holds 2.88% of the total voting power of the Issuer.

CUSIP No. G9520U116	Page 4 of 7

ITEM 1.

(a) Name of Issuer: U Power Limited

(b) Address of Issuer’s Principal Executive Offices: 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China.

ITEM 2.

2(a) Name of Person Filing:

Big Benefit Ltd.

On Kiu Chow

The shares reported herein are directly held by Big Benefit Ltd. On Kiu Chow is the sole shareholder of Big Benefit Ltd. Accordingly, On Kiu Chow may be deemed to indirectly beneficially own the securities of the Issuer held by Big Benefit Ltd.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Big Benefit Ltd.: Room 2508, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong

Business address of On Kiu Chow: Room 2508, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong

2(c) Citizenship:

Big Benefit Ltd.: Hong Kong

On Kiu Chow: Hong Kong

2(d) Title of Class of Securities:

Class A Ordinary Shares, par value $0.00001 per share

2(e) CUSIP Number:

G9520U116

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G9520U116	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G9520U108	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

By:	/s/ On Kiu Chow
Name:	On Kiu Chou

Big Benefit Ltd.

By:	/s/ On Kiu Chou
Name:	On Kiu Chou
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G4013A107	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Subscription Agreement between U Power Limited and Big Benefit Ltd., dated May 23, 2024
99.2	Joint Filing Agreement